SPUR VENTURES INC.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED SEPTEMBER 30, 2006

Dated: November 14, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 14, 2006, and should be read in conjunction with the unaudited consolidated financial statements with accompanying notes of Spur Ventures Inc. (the “Company”) for the period ended September 30, 2006 which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A contains certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming initiatives. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, future prices of nitrogen, phosphate and potash, exploitation and exploration successes, continued availability of capital and financing, the exchange rates for Canadian, US and Chinese currencies, Chinese policies on fertilizer and agriculture, and general economic, market or business conditions. The Company disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

All amounts are reported in U.S. dollars, unless otherwise stated. Additional information on the Company can be found in the Company’s filings with Canadian security commissions on SEDAR at www.sedar.com and in the Company’s Form 20-F with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

1. Results of Operations – Third Quarter

Non-GAAP Measures

In this MD&A, the Company has reported EBITDA (Earning Before Interest, Tax, Depreciation & Amortization). This is a non-GAAP measure, which is used to determine the Company’s ability to generate cash flows and returns for investing and other activities.

Yichang Spur Chemicals (YSC)

The Company’s NPK (Nitrogen, Phosphate, Potassium) compounds fertilizer Joint Venture was shut down in July and part of August in response to the slow NPK fertilizer market and as the management team worked out a marketing plan to reduce inventory levels. The total NPK production volume for the quarter ended September 30, 2006 was 7,294 mt, a decrease of 39% over the same period of 2005 (11,961 mt).

For the three months ended September 30, 2006 revenues were $1,474,000 versus $1,736,000 in the same period of 2005, a 15% decrease, and sales volume was down by 12% to 6,583 mt from 7,462 mt. Gross loss was $3,000 vs. a gross profit of $77,000 in the third quarter 2005, reflecting lower NPK selling prices in a slow market. EBITDA was ($196,000) in the three months ended September 30, 2006 compared to $32,000 in the same period in 2005.

The following table illustrates the quarterly operational results at YSC.

	Q1/2006	Q2/2006	Q3/2006	Total 2006	Q1/2005	Q2/2005	Q3/2005	Q4/2005	Total 2005
					(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Production Volume (mt)	13,810	6,586	7,294	27,689	5,571	9,486	11,961	6,424	33,442
Sales Volume (mt)	12,557	4,833	6,583	23,974	7,302	9,311	7,462	5,741	29,816
Net Sales ($)	2,820,850	1,020,136	1,474,175	5,315,161	1,725,674	2,099,865	1,736,150	1,241,160	6,802,849
Cost of product ($)	2,624,090	1,171,584	1,476,988	5,272,662	1,442,625	2,049,960	1,659,556	1,582,328	6,734,470
Total Gross Profit ($)	196,760	(151,448)	(2,813)	42,499	283,049	49,905	76,593	(341,168)	68,379
Selling price/mt ($)	225	211	224	222	236	226	233	216	228
Cost of Product/mt ($)	209	242	224	220	198	220	222	276	226
EBITDA ($)	132,647	(4,954)	(196,491)	(68,798)	196,468	(92,617)	31,523	(337,659)	(202,284)

Yichang Maple Leaf Chemicals (YMC)

The Company is still going through the approval application process in order to formally transfer the mining licenses for the Dianziping and Shukongping phosphate deposits from its joint venture partner, YPCC, to the YMC Joint Venture Company which the Company controls.

The YMC business license renewal was retroactively approved in May, 2006 for the period from November 2004 to June 30, 2006 with the support of Ministry of Commerce. The delay in mining licenses transfer from YPCC to YMC continues to cause difficulties in the business license renewal, because the mining licenses are counted as YPCC’s capital contribution to the Joint Venture according to the Joint Venture contract.

YMC’s Business License was not renewed by Hubei Administration of Industry & Commerce when expired on June 30, 2006 due to the under contribution of required registered capital. Spur remains in full compliance of registered capital, but YPCC has not yet contributed its shares of registered capital. With the support of Yichang city government, YMC has obtained a letter from the city to have time until the end of 2006 to get the business license renewed.

The Company's Consolidated Results

EBITDA was ($408,000) in the three months ended September 30, 2006 compared to ($932,000) in the same period in 2005.

Total expenses increased to $1,064,000 in the quarter ended September 30, 2006 from $712,000 in the same period of 2005, mainly attributable to the following factors: a) the increase of $82,000 in the depreciation and amortization expenses due to the extended shut down periods in July and August. These depreciation and amortization expenses would have been charged to product inventory in a normal production quarter; b) the increase in interest of $28,000; c) the increase in auditing and professional fees of $114,000 as a result of Sarbanes Oxley Act 404 implementation; d) the increase of $101,000 in transfer agent and filing fees resulting from the change in the listing of the Company's shares to the TSX from the TSX Ventures exchange; e) the increase of $72,000 in salaries and wages resulting from the addition of several new officers in accordance with the Company's expansion plans; f) the increase of $36,000 in rent as the Company moved into a larger office in Vancouver and expand office space in Yichang in anticipation of more Tianren employees joining the Company in China. The increased expenses were partially offset by decreases in traveling expenses of $67,000, and in stock based compensation of $58,000. Interest income increased to $269,000 in the third quarter 2006 compared to $117,000 in the third quarter 2005, reflecting the Company’s strong cash position.

Accounts Receivables increased to $565,000 at the end of the quarter from $402,000 at the end of 2005 reflecting an increased effort to make sales in a slowing NPK market. Inventory balance increased to $2,811,000 at the end of the second quarter from $2,605,000 at the end of year 2005. Accounts Payable decreased to $1,582,000 at the end of the quarter from $2,107,000 at the end of 2005. Bank loans decreased to $1,833,000 at the end of September 2006 from $2,665,000 at the end of 2005 as a result of YPCC-YSC-Agricultural Bank settlement.

Foreign Exchange Gain / Loss

The unrealized foreign exchange loss was $17,000 for the three months ended September 30, 2006, compared to $631,000 in the three months ended September 30, 2005 when the Company reported in Canadian Dollars. The unrealized foreign exchange loss was mainly a result of the translation of the Company’s integrated joint ventures YMC and YSC using the temporal method. YSC was considered a self-sustaining operation prior to March 31, 2006, but is now considered an integrated operation due to a significant change in its financial condition. As a result, the foreign currency translation of YSC was prospectively changed from the current rate method to temporal method. Under the temporal method, monetary assets and liabilities are translated at period-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations.

The Company conducts business in China, with most costs and revenues in Chinese Renminbi. Its Vancouver head office incurs expenses in Canadian dollars. The Company also holds a significant amount in US dollar denominated Guarantee Investment Certificate (GIC) accounts ranging from one to four months. Foreign exchange losses or gains are dependent upon the exchange rate relationship among the U.S. Dollar, Chinese Renminbi and Canadian Dollar. It is anticipated that exchange rates will be volatile over the coming quarters. This may result in foreign exchange fluctuating between gains or losses on a quarterly basis. The Company does not yet use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities, therefore the Company is exposed to future fluctuations in the three currencies.

2. Summary of Quarterly Results

	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended
	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 30,
	2006	2006	2006	2005	2005	2005	2005	2004	2004	2004	2004
				(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Total revenues	1,474,175	1,020,136	2,820,850	1,241,160	1,736,150	2,099,865	1,725,674	1,818,793	1,131,666	745,522	-
Net income (loss)	(647,577)	(818,156)	(239,463)	(711,477)	(1,098,682)	(713,013)	(295,636)	(692,407)	(745,897)	(220,821)	(204,911)

Earnings (loss) per	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)
share
Diluted earnings (loss)	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)
per share

3. Liquidity and Capital Resources

As of September 30, 2006, the Company had a total of $28.0 million in capital resources, made up of cash and cash equivalents of $17.2 million and short-term investments of $10.8 million. The Company currently intends to use these funds for the expansion of its NPK facilities and for mining development in China.

The cash and cash equivalents of $17.2 million included $10.3 million held in US$ term deposits and $0.2 million in bank balances with a major Canadian bank. There was $6.7 million held in YSC and YMC accounts with major banks in China of which $6.6 million was deposited in Canadian dollars and $0.1 million was operating working capital in Chinese Renminbi. The short-term investments of $10.8 million included US Treasury Bills of $10.4 million and Canadian dollar denominated GICs of $0.4 million having more than 90 days maturity periods with two major Canadian financial institutions.

The Company has restructured the loan agreements with both the Agricultural Bank of China and Industrial & Commerce Bank of China. In Accordance with the restructured agreements, the Company has agreed to repay $0.95 million by the end of 2006 and $1.24 million by the end of September 2007. The Company believes it has sufficient funds to repay these loans in full and to meet its financial needs for the next 12 months.

The terms of the YMC original Joint Venture agreement provide that the Company contribute total registered capital of $128 million within the 72 months of the establishment of YMC, which was registered in November 2003. The Company has made a total contribution of $22.4 million as of the date of this report. In the meanwhile, an application for the reduction of registered capital is pending review by the Chinese Minister of Commerce.

The Company did not have any off-balance sheet arrangements as of the end of the third quarter 2006.

4. Transactions with Related Parties

Directors

During the three-month period ended September 30, 2006, the Company paid consulting fees of $35,041 (2005: $45,485) to two companies controlled by one officer and an associate of a director (2005: 4 companies).

During the nine-month period ended September 30, 2006, the Company paid consulting fees of $105,944 (2005: $138,812) to two companies controlled by one officer and an associate of a director (2005: 5 companies).

Joint Venture Partners

On November 22, 2004, the Company became aware of the fact that had the Agricultural Bank of China (the "Bank") made a RMB 7,400,000 ($935,533) working capital loan (the "Xinyuan Loan") to Xinyuan Chemicals ("Xinyuan") for the purchase of raw materials. The proceeds of the Xinyuan Loan were transferred to YPCC (the Company’s joint venture partner) the next day, more than a year before the date of the Company's investment in Xinyuan to create YSC. YPCC also made a loan of RMB 4,475,375 ($565,792) to YSC (the "YSC Loan") in January 2004.

The Xinyuan loan was exclusively for YPCC’s use and until the end of 2004 YPCC had been repaying both the principal and interest. The Company received a formal letter from YPCC on November 26, 2004 guaranteeing that YPCC would not hold the Company accountable for this loan.

The three party YPCC-YSC-Agricultural Bank loan situation has now been resolved by YPCC canceling the YSC RMB 4,475,375 ($565,792) owed by YSC to YPCC and YSC making repayments to the Agricultural Bank of RMB 4,280,073 ($541,101) on August 14, 2006 (principal of RMB 4,000,000 ($505,693)) and RMB 1,079,104 ($136,424) on September 19, 2006 (principal of RMB 1,000,000 ($126,423)). the remaining loan balance of RMB 1,900,000 ($240,204) by December 2006, with the Agricultural Bank holding YPCC property as collateral until the loan is fully repaid. The result is no net cash outflow for YSC and restoration of good relations with the Agricultural Bank.

5. Outstanding Share Data

As of November 14, 2006, the Company had the following shares, warrants and options outstanding:

	Number	Exercise Price (CAD)	Expiry Date
Common Shares	58,740,520	n/a	n/a
Stock Options	1,700,000	0.60	6-May-08
Stock Options	635,000	1.20	19-Jun-08
Stock Options	1,650,000	1.50	23-Jul-09
Stock Options	200,000	1.50	12-Oct-09
Stock Options	500,000	1.80	1-Mar-10
Stock Options	200,000	1.50	16-Sep-10
Stock Options	200,000	1.50	14-Mar-11
Stock Options	625,000	1.03	4-Jul-11
Warrants	8,571,429	2.00	28-Jul-07
TOTAL	73,021,949

In March, 2006, the Company granted options to an officer to purchase 200,000 common shares of the Company at an exercise price of $1.50 per share. 50% of the options will vest on March 14th, 2007 and the remaining 50% will vest on March 14th, 2008. 350,000 options at an exercise price of C$0.90 expired on June 18, 2006. 350,000 stock options at an exercise price of C$0.90 each and 300,000 stock options at an exercise price of C$0.60 were exercised during the nine-month period ended September 30, 2006.

On July 4, 2006, the Company granted options to each of the independent directors of the Company to purchase 75,000 common shares in the capital of the Company, and to Dr. Robert Rennie, the Company's President and CEO, to purchase 250,000 common shares. These options are exercisable at a price of $1.03 per share up until the date that is 5 years following the date of grant, and vest over a three-year period with one-third of the options vesting one year after the date of grant, one-third two years after the date of grant, and the remaining one-third three years after the date of grant.

6. Tianren Acquisition

The Company signed the final agreement to acquire the fertilizer related business of Hebei Tianren Chemical Corporation (“Tianren”) in Beijing on June 18, 2006.

The interests being acquired (the "Acquired Interests") include a:

1. 95% interest (80% direct and 15% indirect) in Tianren Agriculture Franchise Company (“Ag Franchise”), China’s largest marketer of compound NPK fertilizers.

2. 75% interest in Tianding Chemical Company (“Tianding”), which has a 100,000 tpa NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bag manufacturing facilities.

3. 60% interest in Hubei Yichang Tianlong Industry Company (“Tianlong”), a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province.

4. 51% interest in Xinjiang Tianren Ltd. (“Xinjiang”), which has a 100,000 tpa plant in Xinjiang Uigur Autonomous Region in northwest China, an emerging market in China.

The Company and Tianren immediately began the approval process in China but on August 8 the Chinese Ministry of Commerce (“MofCom”) promulgated new regulations with respect to share for share swaps of the nature contemplated by the Company and Tianren.

These new regulations went into effect on September 8, 2006 and establish clear guidelines and procedures for the type of share for share purchase being contemplated by the Company and Tianren. The implications of the new regulations to the Company are:

1. The share for share swap can now occur in China avoiding the necessity of setting up offshore entities to implement the swap.

2. Permission can be sought to acquire all four companies simultaneously instead of the previous approach of staggered submissions.

3. All documentation will be submitted only to MofCom instead of to three levels of government (City, Province and Central) in sequence and in three separate provinces where the entities to be acquired conduct their businesses.

4. The decision must be rendered by MofCom in 30 days instead of the previous uncertain time frame.

5. The decision will be based on the documentation submitted to MofCom. Previously permission was first requested and, if granted, documentation was supplied.

6.The transaction might be reviewed by the Chinese Securities Regulatory Commission if it is viewed as a Reverse Take Over.

7. An advisory report will be prepared by a Merger and Acquisition Committee consisting of Chinese and Canadian legal counsel and an offshore accounting firm, all of whom must be accredited to conduct business in China.

8. The Company and Hebei Tianren will clearly be pioneers in this new process.

In exchange for the Acquired Interests, the Company will issue approximately 15.5 million shares to Tianren on a pro-rata basis as the transfer of each of the acquired interests receives official approval from the Chinese authorities. The transaction is also subject to acceptance by the TSX.

7. Outlook

China is an emerging fertilizer market and such markets lack discipline. There are too many companies mining and producing phosphate fertilizers, and most of the latter lack economies of scale and secure access to raw materials.

The Company is progressing in negotiations with Yichang City to acquire new land for a world scale compound fertilizer production facility while continuing to advance the Company’s engineering studies for both the development of the Company’s mines and the construction of the new plant.

8. Risk Factors

The Company’s business is in China, which despite recent government policy changes carries risk for foreign owned operations.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China is an emerging economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government and even provincial and municipal governments continue to play a significant role in the planning of the economy, not always in a coordinated fashion.

Investment in China can be affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could affect the

Company’s investment in China. Circumstances such as a change in leadership, social or political disruption may benefit or limit the Chinese government's abilities to pursue such policies.

Need to Obtain Permits and Licenses. Although China is progressing towards a market-oriented economy, it is still a centrally planned economy. The operations of the Company require government review, licenses and permits from various government agencies.

Chinese Costs. There continues to be “made in China” pricing for raw materials, minerals and fertilizers which differs from international prices. The continued rapid growth in the Chinese economy is affecting both fertilizer input prices and international freight rates for imports.

Additional risk factors can be found in the Company’s Form 20-F, filed with Canadian security commissions on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.